

December 28, 2012

Via e-mail
Andreas Michalopoulos
Chief Financial Officer
Diana Containerships Inc.
Pendelis 16
175 64 Palaio Faliro
Athens, Greece

 Re: **Diana Containerships Inc.**
 Form 20-F for the fiscal year ended December 31, 2011
 Filed February 23, 2012
 File No. 001-35025

Dear Mr. Michalopoulos:

 We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Our Fleet- Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of our Vessels, page 64

1. We note that the aggregate carrying value of the vessels in your fleet as of December 31, 2011 exceeded their aggregate charter-free market value by approximately $33.8 million. In order to present a balanced disclosure that highlights not just the potential impairment but also the trend of vessel values, please expand your disclosure with respect to the charter-free basic market values of your vessels to present and discuss such values on a comparative basis.

Critical Accounting Policies, page 65

Impairment of Long Lived Assets, page 66

2. We note from your disclosure that projected net operating cash flows used in your impairment analysis utilizes estimated daily time charter equivalent for the unfixed days, based on the most recent ten-year blended, for modern and older vessels, average historical 6-12 months' time charter rates.   Please revise to disclose the ten-year blended average historical one-year time charter rates used in your impairment analysis. Also, please disclose, in tabular form, the 1-year, 3-year, and 5-year blended rates and the effect the use of each of these rates would have on your impairment analysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 or me at (202) 551-3211 if you have any questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief